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EXHIBIT 11.1


               COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
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                                                  Years Ended June 30,
                                       --------------------------------------
                                           1999         1998           1997
                                           ----         ----           ----
                                      (In thousands, except per share amounts)

NET INCOME (LOSS)
   Net income (loss) - Basic EPS         $(1,136)    $  5,266        $(17,117)
   Net income (loss) - Diluted EPS        (1,136)       5,048         (17,117)

SHARES USED IN PER COMMON SHARE
   Basic EPS                               9,700        9,903           9,770
   Diluted EPS                             9,700       10,047           9,770

NET INCOME (LOSS) PER COMMON SHARE
   Basic EPS                               (0.12)        0.53           (1.75)
   Diluted EPS                           $ (0.12)    $   0.50        $  (1.75)
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